Exhibit 99.1

PURE NICKEL INC.

Annual and Special Meeting of Shareholders
March 31, 2009
(the "Meeting")

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102")

Following the Meeting of the shareholders of Pure Nickel Inc. (the "Corporation") held on March 31, 2009, in accordance with Section 11.3 of NI 51-102, we hereby advise you of the following voting results on the matters submitted to the Meeting.

1.

Election of Directors

By a vote by way of show of hands, the shareholders elected the following individuals as directors of the Corporation for a term to expire immediately following the next annual meeting of shareholders or until their successors are elected or appointed:

Robert Angrisano
Harry Blum
David McPherson
R. David Russell
Constantine Salamis
W.S. (Steve) Vaughan

2.

Appointment of Auditors

By a vote by way of show of hands, the shareholders reappointed SF Partnership LLP as auditors of the Corporation and the directors of the Corporation were authorized to fix the remuneration to be paid to the auditors.

3.

Continuance of the Corporation under the Canada Business Corporations Act

By a vote by way show of hands, the shareholders authorized:

1

the continuance of the Corporation under the Canada Business Corporations Act on substantially the terms and conditions set out in the Management Information Circular of the Corporation dated February 9, 2009 is hereby authorized and approved;

2

any director or officer of the Corporation is hereby authorized and directed to make application pursuant to Section 187 of the Canada Business Corporations Act to the Director thereunder and to the registrar under the Business Corporations Act (Yukon) to continue the Corporation as if it had been incorporated under the Canada Business Corporations Act;

the articles of the Corporation are hereby amended by substituting all of the provisions thereof with the provisions set out in the Articles of Continuance which has previously been sent to the shareholders, with any amendments, deletions or alterations as may be considered necessary or advisable by any officer of the Corporation in order to ensure compliance with the Canada Business Corporations Act and the requirements of the Director thereunder, and that such Articles of Continuance are hereby approved;

any one director or officer of the Corporation is hereby authorized and instructed to take all such acts and proceedings and to execute and deliver all such applications, authorizations, certificates, documents, and instruments, including, without limitation, the instrument of continuance, articles of continuance, by-laws and any forms prescribed by the Canada Business Corporations Act or the Business Corporations Act (Yukon) as in his or her opinion may be necessary or desirable for the implementation of this resolution;

effective upon the issuance of such certificate of continuance, the General By-Law of the Corporation attached thereto as Exhibit II is hereby adopted and approved; and

6

the directors of the Corporation may, in their absolute discretion, abandon the application for the continuance of the Corporation under the Canada Business Corporations Act at any time without further approval, ratification or confirmation by the shareholders of the Corporation.

Dated March 31, 2009

PURE NICKEL INC.

"Lisa Buchan" (signed)
Lisa Buchan
Corporate Secretary